EXHIBIT 99.1

B Communications Reports Financial Results for
the Second Quarter of 2013

- 3rd consecutive quarter of significant net income, totaling NIS 34M  ($9M)   -

Ramat Gan, Israel – August 5, 2013 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the second quarter ended June 30, 2013.

Bezeq’s Results: For the second quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($ 650 million) and operating profit of NIS 744 million ($ 206 million). Bezeq’s EBITDA for the second quarter totaled NIS 1.1 billion ($ 296 million), representing an EBITDA margin of 46%. Net income for the period attributable to the shareholders of Bezeq totaled NIS 473 million ($ 131 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.1 billion ($ 305 million).

Cash Position: As of June 30, 2013, B Communications’ unconsolidated cash and cash equivalents totaled NIS 745 million ($ 206 million), its unconsolidated total debt was NIS 3.8 billion ($ 1.1 billion), and its net debt totaled NIS 3.1 billion ($ 857 million).

B Communications’ Unconsolidated Balance Sheet Data*

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Short term liabilities	560	155	431	587
Long term liabilities	3,284	908	3,689	3,511
Total liabilities	3,844	1,063	4,120	4,098
Cash and cash equivalents	745	206	400	694
Total net debt	3,099	857	3,720	3,404

* Does not include the balance sheet of Bezeq.

Dividend from Bezeq: On May 13, 2013, B Communications received two dividend payments from Bezeq which together totaled NIS 421 million ($ 116 million). These dividend payments included a current dividend of NIS 266 million ($ 73 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2012, and a special dividend of NIS 155 million ($ 43 million), representing B Communications’ share of the fifth installment of six special dividend payments declared by Bezeq and approved by its shareholders in 2011.

B Communications’ Second Quarter Financial Results

B Communications’ consolidated revenues for the second quarter of 2013 were NIS 2.4 billion ($ 650 million), a 9.4% decrease compared with NIS 2.6 billion reported in the second quarter of 2012. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

During the second quarter of 2013, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 157 million ($ 43 million) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2013, B Communications has amortized approximately 55% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ financial expenses, net: B Communications’ unconsolidated net financial expenses for the second quarter of 2013 totaled NIS 62 million ($ 17 million). These expenses consisted primarily of NIS 56 million ($ 15 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and expenses of NIS 13 million ($ 4 million) related to its publicly-traded debentures. These expenses were offset in part by financial income of NIS 7 million ($ 2 million) generated by short term investments.

Unconsolidated net financial expenses in the second quarter of 2013 decreased by 42.6% compared with the second quarter of 2012. The decrease is primarily attributable to lower interest and CPI linkage expenses due to the reduction in the amount of the outstanding bank debt that was incurred to purchase the Company’s controlling interest in Bezeq. In addition, lower inflation levels and floating interest rates in the second quarter of 2013 compared to the second quarter of 2012 contributed to the decrease in interest and CPI linkage expenses.

B Communications’ net income attributable to shareholders for the second quarter of 2013 totaled NIS 34 million ($ 9 million), compared to a net loss of NIS 79 million in the second quarter of 2012.

B Communications’ Unconsolidated Financial Results

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	June 30,	June 30,	June 30,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(62)	(17)	(108)	(239)
Other and income tax expenses	(2)	(1)	-	(48)
PPA amortization, net	(49)	(14)	(100)	(234)
Interest in Bezeq's net income	147	41	129	567
Net income (loss)	34	9	(79)	46

Comments of Management

Commenting on the results, Doron Turgeman, CEO of B Communications' said, “The first half of 2013 was another stable period for Bezeq and continued strong operating results. With the continued on-schedule receipt of dividends from Bezeq, we have continued building our cash reserves and have recorded a third consecutive quarter of significant net income. We are currently examining a number of offers for re-structuring some of our outstanding loans as a key to improving our financial position while improving our repayment schedule and financial flexibility.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the second quarter ended June 30, 2013. For a full discussion of Bezeq’s results for the second quarter of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2013	Q2 2012	% change
	(NIS millions)
Revenues	2,351	2,595	(9.4)%
Operating profit	744	746	(0.3)%
EBITDA	1,070	1,104	(3.1)%
EBITDA margin	45.5%	42.5%
Net profit attributable to Bezeq shareholders	473	415	14.0%
Diluted EPS (NIS)	0.17	0.15	13.3%
Cash flow from operating activities	1,102	990	11.3%
Payments for investments, net	178	360	(50.6)%
Free cash flow 1	924	630	46.7%
Net debt/EBITDA (end of period) 2	1.83	1.69
Net debt/shareholders' equity (end of period)	3.09	3.07

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2013 amounted to NIS 2.35 billion ($ 650 million) compared with NIS 2.60 billion in the corresponding quarter of 2012, a decrease of 9.4%. The reduction in the Bezeq Group revenues was primarily due to a decrease in revenues from the cellular segment revenues.

The Bezeq Group's focused policy of initiating streamlining and efficiency measures in all segments, both in salaries and in general operating expenses moderated the decline in EBITDA.  The decrease in depreciation expenses and the reduction in financing expenses contributed to the stability of operating profit and the increase in net profit.

Operating profit of the Bezeq Group in the second quarter of 2013 amounted to NIS 744 million ($ 206 million) compared with NIS 746 million in the corresponding quarter of 2012, a decrease of 0.3%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the second quarter of 2013 amounted to NIS 1.07 billion ($ 296 million) (EBITDA margin of 45.5%) compared with NIS 1.10 billion (EBITDA margin of 42.5%) in the corresponding quarter of 2012, a decrease of 3.1%.

Net profit attributable to Bezeq shareholders amounted to NIS 473 million ($ 131 million) compared with NIS 415 million in the corresponding quarter of 2012, an increase of 14.0%.

The second quarter results again show record levels of free cash flow. Cash flow from operating activities of the Bezeq Group in the second quarter of 2013 amounted to NIS 1.10 billion ($ 305 million) compared with NIS 990 million in the corresponding quarter of 2012, an increase of 11.3%. Free cash flow in the second quarter of 2013 amounted to NIS 924 million ($ 255 million) compared with NIS 630 million in the corresponding quarter of 2012, an increase of 46.7%.  The increase in free cash flow was due to increased income from the sale of real estate and copper together with stabilization of lower levels of capital expenditures compared with the previous five years during which Bezeq completed the NGN and submarine cable projects.

Net financial debt of the Bezeq Group was NIS 7.93 billion ($ 2.2 billion) at June 30, 2013 compared with NIS 7.90 billion as of June 30, 2012.

Bezeq Group Dividend Announcement
In accordance with the Bezeq Group dividend policy, its Board of Directors recommended the distribution of 100% of profits for the first half of 2013 as a cash dividend to shareholders of NIS 969 million ($268 million). Together with the aforementioned semi-annual dividend, the Bezeq Group will make the sixth and final payment of the special dividend of NIS 500 million ($138 million). The total dividend to be distributed will be NIS 1.469 billion ($406 million) (approximately NIS 0.54 per share).  The semi-annual dividend, which is subject to shareholder approval, would be payable together with the special dividend on September 15, 2013.  The ex-dividend date is September 3, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2013 (NIS 3.618 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30	June 30	June 30	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	646	179	634	757
Investments, including derivative financial
instruments	2,105	582	996	1,484
Trade receivables, net	2,863	791	3,115	2,927
Other receivables	339	94	347	330
Inventory	142	39	206	123
Assets classified as held-for-sale	241	67	163	164

Total current assets	6,336	1,752	5,461	5,785

Investments, including derivative financial
instruments	89	25	95	90
Long-term trade and other receivables	817	226	1,324	1,074
Property, plant and equipment	6,626	1,831	6,966	6,911
Intangible assets	6,937	1,917	7,487	7,252
Deferred and other expenses	394	108	409	384
Investment in equity-accounted investee
(mainly loans)	1,015	281	1,019	1,005
Deferred tax assets	66	18	*172	*128

Total non-current assets	15,944	4,406	17,472	16,844

Total assets	22,280	6,158	22,933	22,629

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

 (In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30	June 30	June 30	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,497	414	1,060	1,582
Trade payables	686	190	901	792
Other payables, including derivative
financial instruments	669	185	719	734
Dividend payable	338	93	669	669
Current tax liabilities	732	202	572	588
Provisions	124	34	174	145
Employee benefits	273	75	*318	* 251
Total current liabilities	4,319	1,193	4,413	4,761

Debentures	5,420	1,498	5,105	5,018
Bank loans	6,227	1,721	6,515	6,422
Loans from institutions and others	542	150	545	540
Dividend payable	-	-	322	-
Employee benefits	256	71	*246	*260
Other liabilities	86	24	83	67
Provisions	67	19	70	66
Deferred tax liabilities	1,056	292	1,210	1,159
Total non-current liabilities	13,654	3,775	14,096	13,532

Total liabilities	17,973	4,968	18,509	18,293

Equity
Total equity attributable to equity holders
of the Company	1,052	290	*886	*960
Non-controlling interests	3,255	900	*3,538	*3,376

Total equity	4,307	1,190	4,424	4,336

Total liabilities and equity	22,280	6,158	22,933	22,629

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30			June 30			December 31
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2013	2013	2012	2013	2013	2012	2012
	NIS	US$	NIS	NIS	US$	NIS	NIS
Revenues	4,756	1,315	5,335	2,351	650	2,595	10,278

Cost and expenses
Depreciation and amortization	1,008	279	1,510	516	143	785	2,367
Salaries	969	268	1,017	469	130	505	*1,978
General and operating expenses	1,720	475	2,051	831	230	969	3,995
Other operating (income)
expenses, net	(29)	(8)	33	12	3	33	(11)

	3,668	1,014	4,611	1,828	506	2,292	8,329

Operating income	1,088	301	724	523	144	303	1,949

Financing expenses, net	144	40	180	79	22	172	*355

Income after financing
expenses, net	944	261	544	444	122	131	1,594

Share in losses of
equity-accounted investee	107	30	141	67	18	83	245

Income before income tax	837	231	403	377	104	48	1,349

Income tax	279	77	204	126	35	67	*556

Net income (loss) for the period	558	154	199	251	69	(19)	793

Income (loss) attributable to:
Owners of the Company	95	26	(50)	34	9	(79)	*46
Non-controlling interests	463	128	249	217	60	60	*747

Net income (loss) for the period	558	154	199	251	69	(19)	793

Earnings per share

Net income (loss), basic	3.16	0.87	(1.69)	1.12	0.31	(2.66)	1.52

Net income (loss), diluted	3.16	0.87	(1.70)	1.11	0.30	(2.66)	1.49

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Three months period ended
	June 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2013	2013	2012
	NIS	US$	NIS

Operating income	744	206	746
Depreciation and amortization	326	90	358

EBITDA	1,070	296	1,104

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Three months period ended
	June 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2013	2013	2012
	NIS	US$	NIS

Cash flow from operating activities	1,102	305	990
Purchase of property, plant and equipment	(252)	(70)	(315)
Investment in intangible assets and deferred expenses	(49)	(14)	(67)
Proceeds from the sale of property, plant and equipment	123	34	22

Free cash flow	924	255	630